Viatris Inc.

Utah Acquisition Sub Inc.

Mylan II B.V.

Mylan Inc.

1000 Mylan Boulevard

Canonsburg, Pennsylvania 15317

(724) 514-1800

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

September 24, 2021

Registration Statement on Form S-4

File No. 333-259463

Dear Sir or Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Viatris Inc. (the “Company”), Utah Acquisition Sub Inc., Mylan II B.V. and Mylan Inc. (together with Utah Acquisition Sub Inc. and Mylan II B.V., the “Guarantors” and the Guarantors, together with the Company, the “Registrants”) hereby respectfully request that the above referenced Registration Statement (the “Registration Statement”) be declared effective under the Securities Act at 9:00 a.m., New York City time, on September 28, 2021, or as soon thereafter as practicable.

The Registrants hereby affirm that they are aware of their obligations under the Securities Act. In connection with the foregoing request, the Registrants further acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Registrants’ counsel, Matthew G. Jones at (212) 474-1298, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

VIATRIS INC.

By	/s/ Sanjeev Narula
	Name:	Sanjeev Narula
	Title:	Chief Financial Officer

UTAH ACQUISITION SUB INC.

By	/s/ Sanjeev Narula
	Name:	Sanjeev Narula
	Title:	Treasurer

MYLAN II B.V.

By	/s/ John Miraglia
	Name:	John Miraglia
	Title:	Director

MYLAN INC.

By	/s/ Sanjeev Narula
	Name:	Sanjeev Narula
	Title:	Chief Financial Officer